INVICTUS MD STRATEGIES CORP.
#300 – 15047 Marine Drive,
White Rock, British Columbia, V4B 1C5
Tel: (647) 828–9655

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the shareholders (the "Shareholders") of Invictus MD Strategies Corp. ("Invictus" or the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on Thursday, October 18, 2018, at 10:00 a.m. (PDT), for the following purposes:

1.	to receive and consider the audited financial statements of the Company, together with the auditor's report thereon, for the financial year ended January 31, 2018;

2.	to fix the number of directors for the ensuing year at six (6);

3.	to elect directors for the ensuing year;

4.	to appoint Manning Elliott LLP, Chartered Accountants, as the Company's auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

5.

to consider and, if thought fit, pass an ordinary resolution providing the required annual approval of the Company's 10% "rolling" stock option plan, as more particularly described in the accompanying management information circular (the "Circular");

6.

to consider and, if thought fit, pass an ordinary resolution approving an amendment to the amended and restated escrow agreement dated October 16, 2015, between the Company, Computershare Investor Services Inc., and certain escrowed Shareholders (collectively, the "Escrowed Shareholders"), such resolution to be approved by Shareholders in person or by proxy at the Meeting, excluding the votes held or controlled by the Escrowed Shareholders;

7.

to consider and, if thought fit, pass a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) among the Company, its securityholders and Poda Technologies Ltd. ("Poda"), a wholly–owned subsidiary of the Company, in order to create a stand–alone entity focused on creating the world's first zero–cleaning pod–based vaporizer system, as more particularly described in the accompanying Circular;

8.

if the Arrangement Resolution is approved, to consider, and if thought fit, to pass an ordinary resolution approving the implementation by Poda of a stock option plan for Poda, as more particularly described in the accompanying Circular; and

9.	to transact such further or other business as may properly come before the Meeting and any adjournment(s) thereof.

This notice is accompanied by the Circular and either a form of proxy for registered Shareholders or a voting instruction form for beneficial Shareholders. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular.

The directors of the Company have fixed the close of business on September 6, 2018 as the record date for the Meeting (the "Record Date") for determining Shareholders entitled to receive notice of, and to vote at the Meeting and any postponement or adjournment of the Meeting, except to the extent that a Shareholder has transferred any Invictus common shares after that date and the new holder of such Invictus common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his/her name be included in the list of Shareholders eligible to vote at the Meeting and any postponement or any adjournment thereof.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Arrangement are entitled to be paid the payout value of their shares in accordance with section 238 of the Business Corporations Act (British Columbia) (the "Act"). Pursuant to the Interim Order of the Supreme Court of British Columbia dated September 14, 2018 and the Act, a registered holder of common shares of the Company may until 10:00 a.m. (PDT time) on the day which is two days immediately preceding the date of the Meeting give the Company a notice of dissent in the manner provided for in the Interim Order with respect to the Arrangement Resolution. As a result of giving a notice of dissent, a shareholder may, on receiving a notice of implementation of the Arrangement Resolution, require the Company to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. These dissent rights are described in the Circular.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone at 1–800– 564–6253 (toll free in North America), by fax at 1–866–249–7775 or by e–mail at service@computershare.com.

DATED at Vancouver, British Columbia this 14th day of September, 2018.

BY ORDER OF THE BOARD

"Dan Kriznic"

Chief Executive Officer and Director

Whether or not you expect to attend the Meeting or any postponement or adjournment thereof, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE BY PROXY USING THE TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE ACCOMPANYING FORM OF PROXY. To be effective, proxies must be received by Computershare Investor Services Inc. by 10:00 a.m. (PDT) on Tuesday, October 16, 2018. If you are a non–registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by other intermediary. Failure to do so may result in your common shares not being eligible to be voted by proxy at the Meeting. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your Invictus common shares are represented. Please note that registered shareholders of the Company may vote in person at the Meeting and any postponement or any adjournment thereof even if you have previously returned the proxy. Proxies will be counted and tabulated by Computershare Investor Services Inc., the Company’s registrar and transfer agent in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the board of directors to discharge their legal obligations to the Company or its Shareholders.